UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Farmmi, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Fl 1, Building No. 1, 888 Tianning Street, Liandu District
Address of Principal Executive Office (Street and Number)

Lishui, Zhejiang Province, People’s Republic of China
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant was unable to file its annual report on Form 20-F for the fiscal year ended September 30, 2022 (the “Form 20-F”) within the prescribed time period without unreasonable effort or expense due to a delay by the Registrant in finalizing its financial statements and related disclosures in the Form 20-F. The Registrant expects to file the Form 20-F no later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony W. Basch, Esq.	(804)	771-5700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has made a preliminary determination of the results of operations, which are subject to change prior to filing the annual report on Form 20-F.

The Registrant’s total revenue for the year ended September 30, 2022 was approximately $99.3 million, representing an increase of approximately $60.0 million, or 152.8%, from $39.3 million for the year ended September 30, 2021. The increase in the Registrant’s total revenue was primarily attributable to its expansion in agricultural product trading business and the resulting increase in sales of agricultural products and the addition of sales of forestry products. Overall gross profit from continuing operations was approximately $5.6 million for the year ended September 30, 2022, representing an increase of approximately $0.5 million, or 9.0%, from $5.1 million for the year ended September 30, 2021. The increase in the gross profit was primarily attributable to the increased product sales of Mu Er, agricultural products in its trading business and forestry products. The Registrant is in the process of finalizing its financial statements. Notwithstanding the result of its determination, the Registrant expects to have significant increases in the results of operations for the year ended September 30, 2022 compared to the same period of the prior year.

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Farmmi, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 1, 2023	By	/s/ Yefang Zhang
Yefang Zhang, Chief Executive Officer

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